FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of February 2011
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 __________

CGGVeritas Announces 2010 Fourth Quarter and Full Year Results
2010 Revenue at $2.9 billion, Operating Income of $220 million Before One-off
Charges
Strong Fourth Quarter with Revenue up 21% to $905 million
Operating Income Before One-off Charges up 118% to $120 million and Free Cash Flow at $105 million
PARIS, France — February 25th 2011— CGGVeritas (ISIN: 0000120164 — NYSE: CGV) Board of Directors approved on February 24, 2011 the 2010 financial statements of the Company, on which the independent auditors are in the process of completing their audit procedures. All comparisons stated here below are made on a year-on-year basis unless stated otherwise.
Fourth Quarter 2010 Results: a particularly strong performance
•	Group revenue was $905 million, up 21% year-on-year and up 38% sequentially with robust activity in Sercel and very strong multi-client sales.

•	Before one-off charges, Group operating income climbed to $120 million, increasing the margin to 13%:
•	Sercel margins reached 36%, in an equipment market characterized by increasing demand for high resolution surveys.

•	Services margin was 5% with strong year end multi-client sales, highlighting globally increasing interest for future exploration programs and the long term value of our wide azimuth data in the Gulf of Mexico.
•	As announced on December 16th, our performance plan led to restructuring charges of $37 million and impairment of our multi-client library net book value by $94 million. After these one-off charges of $131 million, net income was a loss of $35 million.

•	Up 31%, operational cash flow rose to $283 million. After capital expenditure and financial costs, our free cash flow was positive at $105 million.
2010 Results: reflect a strengthening seismic market and lingering marine overcapacity
•	Group revenue was $2.9 billion, down 7% from 2009:
•	Sercel achieved excellent performance with sales up 17%.

•	Services, which were impacted by events in the Gulf of Mexico and continued oversupply in the marine market, were down 12%. A low point was reached in the third quarter followed by a particularly strong seasonal effect in the fourth quarter.
•	Before one-off charges, group operating income was $220 million, a 8% margin:
•	Sercel significantly strengthened and delivered a 29% operating margin.

•	Services delivered a 2% operating margin.
•	After one-off charges, net income was a loss of $59 million.

•	2010 Free Cash Flow was negative at $108 million including $32 million related to the 2009 fleet adjustment plan.

•	Net debt to equity ratio was 41%.

•	Backlog was relatively stable year-on-year as we entered 2011 at $1.45 billion.
2010 Post Closing Events:
•	Issuance of a €360 million 2016 convertible 1.75% bond on January 19th 2011.

•	Completion of Norfield transaction: CGGVeritas became the full owner of the 3D Voyager, sold the 2D Venturer, and was no longer a shareholder of Norfield.

•	Beginning of the year marked by the evolution of security concerns in North Africa, piracy risks in the Indian Ocean and higher than usual operational maritime interruptions.
2011 Outlook:
•	E&P spending expected to grow in 2011 with exploration increasing significantly:
•	Sercel: equipment market should grow around 5 to 10%.

•	Services: contract market should be up around 15 to 20% in volume, progressively absorbing marine oversupply in the second half of the year.
•	Performance plan which is anticipated to generate $150 million in operating income by end 2012 will produce its first effects:
•	A positive impact that should reach $75 million in 2011.

•	Shipyard time and vessel upgrades are anticipated to impact utilization rates of the fleet early in the year, particularly in the first quarter, before progressively strengthening them going forward.
•	Group Capex expected to be around $600 million:
•	Capex for multi-client targeted at $300 million in 2011. Prefunding should be around 80% for the full year.

•	Multi-client amortization should be around 60% vs. 51% in 2010 given our increased onshore shale gas investments which are anticipated to be approximately 50% of multi-client Capex in 2011.
•	In this context and with constant marine pricing, we confirm the objective of generating positive free cash flow in 2011.
CGGVeritas CEO, Jean-Georges Malcor commented:
“I am pleased to announce that our results this quarter were above expectations based on sustained marine utilization, solid processing performance, particularly high Sercel deliveries and record level multi-client sales, confirming the positive market signs we saw last quarter.
For the year, our overall results reflected the continued challenging contract market conditions as the impact of marine overcapacity was prolonged by the dramatic reduction of Gulf of Mexico activity.
Looking forward, Sercel should continue to deliver excellent performance while Services should see the market strengthening and progressively absorbing marine oversupply in the second half of 2011.
With a focus on performance improvements, costs reduction and differentiation, both technological and commercial, we have launched an ambitious plan to significantly upgrade our fleet, commercialize our breakthrough marine broadband solution BroadSeis and strengthen our balance sheet as exemplified by our convertible bond issue.
With these plans and our continuous commitment to our clients, the motivation of our people, and our dedication to HSE across all activities, I am more confident than ever that we are building a solid foundation for the future”.

Fourth Quarter 2010 Financial Results
Fourth Quarter 2010 key figures

	Third Quarter	Fourth Quarter
In million $	2010	2010	2009

Group Revenue	656	905	748
Sercel	247	284	215
Services	461	651	562
Group Operating Income before restructuring costs and Impairment of intangible assets	27	120	55
Margin	4%	13%	7%
Sercel	74	101	39
Margin	30%	36%	18%
Services	-17	35	22
Margin	-4%	5%	4%
Net Income before restructuring costs and Impairment of intangible assets	-33	53	5
Margin	-5%	6%	1%
Net Income	-33	-35	-411
Cash Flow from Operations	82	283	215
Revenue
Group revenue was up 21% in $ and up 35% in € year-on-year. Sequentially, Group revenue was up 38% in $ mainly due to the increase of Sercel equipment deliveries and multi-client sales.

	Third Quarter	Fourth Quarter		Fourth Quarter
In millions	2010 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)

Group Revenue	656	905	748	672	500
Sercel Revenue	247	284	215	210	144
Services Revenue	461	651	562	484	375
Eliminations	-51	-30	-29	-22	-19
Marine contract	173	207	173	154	110
Land contract	82	106	81	79	54
Processing	94	108	104	80	70
Multi-client	112	230	203	172	141
MC marine	77	178	164	133	114
MC land	35	52	39	39	27
Sercel
Year-on-year, revenue was up 32% in $ and 45% in €. Sequentially, revenue was up 15% in $. Operating margin increased 6 points to 36%, a particularly strong result. Deliveries of land channels increased sequentially 40% and marine equipment sales remained high with a 14% increase in streamer deliveries. Internal sales represented 11% of revenue.

Services
Year-on-year, revenue was up 16% in $ and 30% in €. Sequentially revenue was up 42% in $ and operating margin was 5% with strong multi-client sales and increased land and marine contract activity.
•	Marine contract revenue was up 20% year-on-year in $ and 40% in € due to increased vessel utilization rates. Sequentially, revenue was up 20% in $ with vessel availability[1] at 84% and production[2] at 92% in the continued low priced market. 91% of the 3D fleet operated on contract, 9% on multi-client. During the quarter, we signed a term sheet with Petrovietnam Technical Services Corporation (PTSC) to create a 2D/3D marine joint venture to operate 2D and 3D marine seismic vessels, primarily in Vietnamese waters. The Endeavour and Master entered into shipyard for 4 months for engine and streamer configuration upgrades. The Vision transited from Gulf of Mexico to India.

•	Land contract revenue was up 30% year-on-year in $ and up 46% in €. Sequentially revenue was up 29% in $ with higher activity in North America, both in the lower 48 and Canada, as well as in the Middle East and Latin America. The quarter was marked by an encouraging strong start of the Canada winter season, driven by oil sand multi-component projects. Also during the quarter we started jungle operations in Latin America and various 4D and microseismic projects.

•	Processing & Imaging revenue was up 4% year-on-year in $ and up 15% in €. Sequentially revenue was up 16% in $ and profitability remained strong. Growing data volumes, client proximity and technology differentiation remain key drivers for future growth.

•	Multi-client revenue was up 13% year-on-year in $ (22% in €) and up 104% in $ sequentially. This particularly strong performance was mainly fueled by high marine sales worldwide, including sales in the Gulf of Mexico and Brazil. Capex was at $57 million (€42 million) with a prefunding ratio of 146% confirming the long term value of our wide-azimuth data. The amortization rate averaged 47%, with 60% in land and 43% in marine. After a $94 million one-off adjustment to the Canadian and narrow azimuth Gulf of Mexico library, Net Book Value at the end of December was $603 million.
Multi-client marine revenue was $178 million (€133 million), up sequentially 130% in $. Capex was $27 million (€20 million). Prefunding was $61 million (€45 million) corresponding to a very high prefunding rate of 223%. After-sales worldwide were very strong at $117 million (€88 million), a strong sequential increase globally highlighting the confidence of our clients in their 2011 exploration programs.

Multi-client land revenue was $52 million (€39 million), up sequentially 47% in $. Capex this quarter was at $30 million (€22 million) reflecting our continued programs to extend our shale gas footprint in the Haynesville and Marcellus basins. Prefunding was $23 million (€17 million), or 77%. After-sales were $29 million (€22 million).

[1]	- The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, the shipyard time and the steaming time (the “available time”), all divided by total vessel time;

[2]	- The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

Group EBITDAs before restructuring and impairment was $326 million (€243 million), a margin of 36% compared to 33% in the fourth quarter 2009 and 24% in the third quarter 2010.

In millions / before	Third Quarter	Fourth Quarter		Fourth Quarter
Restructuring & Impairment	2010 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)

Group EBITDAs	157	326	248	243	167
Margin	24%	36%	33%	36%	33%
Sercel EBITDAs	86	115	51	85	34
Margin	35%	41%	24%	41%	24%
Services EBITDAs	99	224	202	167	135
Margin	22%	34%	36%	34%	36%
Group EBITDAs after restructuring and impairment was $294 million (€219 million).
Group Operating Income before restructuring and impairment was $120 million (€90 million), a margin of 13%, three times higher than in the third quarter 2010 mainly due to the excellent performance of Sercel and multi-client.

In millions / before	Third Quarter	Fourth Quarter		Fourth Quarter
Restructuring & Impairment	2010 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)

Group Operating Income	27	120	55	90	35
Margin	4%	13%	7%	13%	7%
Sercel Op. Income	74	101	39	75	26
Margin	30%	36%	18%	36%	18%
Services Op. Income	-17	35	22	26	13
Margin	-4%	5%	4%	5%	4%
Group Operating Income after restructuring and impairment was a loss of $11 million (€9 million).
Financial Charges
Financial charges were $36 million (€27 million).
Taxes
Taxes were positive at $9 million (€7 million) as a result of the activation of differed taxes.
Group Net Income before restructuring and impairment was $53 million (€40 million), compared to $5 million (€3 million) last year, resulting in an EPS of €0.25 per ordinary share and $0.34 per ADS.
Group Net Income after restructuring and impairment was a loss of $35 million (€26 million), compared to a loss of $411 million (€296 million) in the fourth quarter of 2009, resulting in an EPS of €-0.18 per ordinary share and $-0.24 per ADS.
Cash Flow
Cash Flow from Operations
Cash flow from operations increased 31% year on year to $283 million (€212 million).

Capex
Global Capex was $116 million (€85 million) this quarter.
•	Industrial Capex was $59 million (€44 million)

•	Multi-client Capex was $57 million (€42 million)

	Fourth Quarter
In million $	2010	2009

Capex	116	117
Industrial	59	58
Multi-client	57	58
Free Cash Flow
After financial interests paid during the quarter, free cash flow was positive at $105 million compared to $38 million in the fourth quarter of 2009.
Fourth Quarter 2010 Comparisons with Fourth Quarter 2009

Consolidated Income Statement	Third Quarter	Fourth Quarter		Fourth Quarter
In millions	2010 ($)	2010 ($)	2009 ($)	2010 (€)	2009 (€)

Exchange rate euro/dollar	1.266	1.329	1.482	1.329	1.482
Operating Revenue	656.3	905.0	747.8	672.4	499.9
Sercel	246.9	283.7	215.0	209.8	144.4
Services	460.8	651.3	561.8	484.4	374.8
Elimination	-51.1	-30.2	-29.1	-21.8	-19.4
Gross Profit	102.4	208.8	166.8	155.5	110.8
Operating Income	26.5	119.9	54.6	89.8	35.2
Sercel	74.0	101.0	38.8	75.1	25.6
Services	-16.5	34.7	22.4	26.2	13.2
Corporate and Elimination	-31.0	-15.8	-6.6	-11.5	-3.6
Net Financial Costs	-45.4	-36.4	-42.4	-27.0	-28.6
Income Tax	-13.0	-27.5	-6.9	-20.6	-3.6
Deferred Tax on Currency Translation	0.9	-6.1	-4.4	-4.7	-3.4
Income from Equity Investments	-1.5	3.4	4.3	2.6	3.0
Net Income	-32.6	53.2	5.2	40.2	2.6
Earnings per share (€) / per ADS ($)	-0.23	0.34	0.02	0.25	0.01
EBITDAs	156.8	325.6	248.3	242.9	166.6
Sercel	86.1	115.0	50.9	85.4	33.8
Services	99.2	223.6	201.9	166.8	135.0
Industrial Capex	106.9	59.3	58.4	43.6	38.7
Multi-client Capex	61.7	57.0	58.0	41.9	37.5

Fourth Quarter 2010 Key Figures

	Fourth		Fourth	Fourth		Fourth
	Quarter		Quarter	Quarter		Quarter
In millions	2010 ($)	variation	2009 ($)	2010 (€)	variation	2009 (€)

Group EBITDAs
Before restructuring costs	326	31%	248	243	46%	167
Margin	36%		33%	36%		33%
Restructuring cash costs	-32		-20	-24		-14
After restructuring costs	294	29%	228	219	43%	153
Margin	32%		31%	32%		31%
Group Operating Income
Before non-recurring	120	120%	55	90	155%	35
Margin	13%		7%	13%		7%
Restructuring cash costs	-37		-59	-28		-41
Intangible assets impairment	-94		-389	-70		-279
After non-recurring	-11	-97%	-393	-9	-97%	-285
Margin	-1%		-53%	-1%		-53%
Group Net Income
Before non-recurring	53	929%	5	40	1458%	3
Margin	6%		1%	6%		1%
Net restructuring costs	-26		-55	-19		-39
Net Intangible assets impairment	-62		-361	-47		-260
After non-recurring	-35	-92%	-411	-26	-91%	-296
Margin	-4%		-55%	-4%		-55%
Earnings per share (€) / per ADS ($)
Before non-recurring	0.34	1325%	0.02	0.25	2500%	0.01
After non-recurring	-0.24	-91%	-2.73	-0.18	-91%	-1.97
2010 Financial Results
Group Revenue
Group Revenue was down 7% in $ and 2% in € year-on-year, reflecting the strengthening performance of Sercel, up 17% in $ and the decrease in Services down 12% penalized by the impact of the Gulf of Mexico and by overcapacity in contract marine.

In millions	2010 ($)	2009 ($)	2010 (€)	2009 (€)

Group Revenue	2 904	3 109	2 186	2 233
Sercel Revenue	1 000	858	754	616
Services Revenue	2 083	2 379	1 567	1 708
Eliminations	-178	-127	-134	-91
Marine contract	778	1 078	585	774
Land contract	381	382	287	274
Processing	389	403	293	290
Multi-client	534	515	402	370
MC marine	388	414	292	297
MC land	146	102	110	73
Sercel
Sercel sales were up 17% in $ and 22% in €. Marine sales increased significantly due to Sentinel® solid steamer demand for new builds and vessel upgrades for increased resolution surveys.

Services
Revenue was down 12% in $ and 8% in €. Challenging contract market conditions remained as overcapacity was prolonged by the reduction of activity in the Gulf of Mexico. The vessel availability rate for the full year 2010 was 88% and the production rate was 91%.
Multi-client revenue was up 4% in $ and 9% in € with Capex reduced 9% as planned in $ to $291 million (€219 million). The prefunding rate in 2010 was high at 85%, respectively 83% in marine and 90% in land. The amortization rate was 51%.
Group EBITDAs before restructuring and impairment was $824 million (€620 million), a margin of 28%.

In millions / before	YTD		YTD
Restructuring and Impairment	2010 ($)	2009 ($)	2010 (€)	2009 (€)

Group EBITDAs	824	992	620	716
margin	28%	32%	28%	32%
Sercel EBITDAs	341	228	257	164
margin	34%	27%	34%	27%
Services EBITDAs	580	834	436	599
margin	28%	35%	28%	35%
Group EBITDAs after restructuring and impairment was $792 million (€596 million).
Group Operating Income before restructuring and impairment was $220 million (€166 million), a margin of 8% and including the impact of non-current items such as disposal of assets and reduction of liabilities in the second quarter. Sercel delivered a strong operational performance with a 29% operating margin. Services operating margin was reduced to 2% impacted by low marine prices.

In millions / before	YTD		YTD
Restructuring & Impairment	2010 ($)	2009 ($)	2010 (€)	2009 (€)

Group Operating Income	220	309	166	222
Margin	8%	10%	8%	10%
Sercel Op. Income	290	186	219	134
Margin	29%	22%	29%	22%
Services Op. Income	37	203	28	146
Margin	2%	9%	2%	9%
Group Operating Income after restructuring and impairment was $89 million (€67 million).
Financial Charges
Financial charges were $140 million (€106 million).
Other financial income was $11 million (€9 million) following changes in the currency exchange rate.
Net Income before restructuring and impairment was $29 million (€22 million). EPS was €0.08 per ordinary share and $0.10 per ADS.

Net Income after restructuring and impairment was a loss of $59 million (€44 million). EPS was €-0.36 per ordinary share and $-0.48 per ADS.
Cash Flow
Cash Flow from Operations
Cash flow from operations was $598 million (€450 million).
Capex
Global Capex was $591 million (€445 million), stable year-on-year.
•	Industrial Capex was $300 million (€226 million)

•	Multi-client Capex was $291 million (€219 million)

	YTD
In million $	2010	2009

Capex	591	586
Industrial	300	267
Multi-client	291	319
Free Cash Flow
After financial interests paid during the year, free cash flow was negative at $108 million.
Balance Sheet
Group gross debt was $1.985 billion (€1.486 billion), at the end of December 2010.
Debt includes a capital lease of $102 million (€77 million) corresponding to the construction of new facilities for our services divisions in France.
With $449 million (€336 million), in available cash, Group net debt was $1.536 billion (€1.150 billion).
Net debt to equity ratio, at the end of December 2010, was 41%.

2010 Comparisons with 2009

Consolidated Income Statement	YTD		YTD
In millions	2010 ($)	2009 ($)	2010 (€)	2009 (€)

Exchange rate euro/dollar	1.329	1.392	1.329	1.392
Operating Revenue	2904.2	3109.2	2186.1	2233.2
Sercel	999.6	858.0	753.6	616.2
Services	2082.9	2378.5	1566.9	1708.4
Elimination	-178.3	-127.2	-134.4	-91.5
Gross Profit	588.7	738.3	443.1	530.2
Operating Income	220.2	309.2	165.7	222.2
Sercel	290.4	186.3	218.9	133.8
Services	37.4	203.3	28.2	146.1
Corporate and Elimination	-107.6	-80.3	-81.4	-57.7
Net Financial Costs	-128.9	-161.9	-97.0	-116.3
Income Tax	-52.1	-56.0	-39.3	-40.2
Deferred Tax on Currency Translation	-8.9	6.9	-6.6	5.0
Income from Equity Investments	-1.0	11.6	-0.7	8.3
Net Income	29.4	109.7	22.2	78.8
Earnings per share (€) / per ADS ($)	0.10	0.68	0.08	0.49
EBITDAs	824.3	991.8	620.5	715.8
Sercel	340.5	228.4	256.7	164.1
Services	579.8	833.7	436.1	598.8
Industrial Capex	300.1	266.9	225.9	191.8
Multi-client Capex	291.3	319.3	219.3	229.3
2010 Key Figures

In millions	2010 ($)	variation	2009 ($)	2010 (€)	variation	2009 (€)

Group EBITDAs
Before restructuring costs	824	-17%	992	620	-13%	716
margin	28%		32%	28%		32%
Restructuring cash costs	-32		-75	-24		-50
After restructuring costs	792	-14%	917	596	-9%	659
margin	27%		30%	27%		30%
Group Operating Income
Before non-recurring	220	-29%	309	166	-25%	222
margin	8%		10%	8%		10%
Restructuring costs	-37		-144	-28		-103
Intangible assets impairment	-94		-389	-70		-279
After non-recurring	89	-140%	-224	67	-142%	-161
margin	3%		-7%	3%		-7%
Group Net Income
Before non-recurring	29	-73%	110	22	-72%	79
margin	1%		4%	1%		4%
Net restructuring costs	-26		-110	-19		-79
Net Intangible assets impairment	-62		-360	-47		-259
After non-recurring	-59	-84%	-360	-44	-83%	-259
margin	-2%		-12%	-2%		-12%
Earnings per share (€) / per ADS ($)
Before non-recurring	0.10	-85%	0.68	0.08	-84%	0.49
After non-recurring	-0.48	-80%	-2.44	-0.36	-79%	-1.75

Other Information
•	Jean-Georges Malcor, CEO, will comment on the results today, February 25th, during a public presentation at 9:30 AM — at the Auditorium Etoile St Honoré — 21, 25, rue Balzac Paris 8ème.
•	An English language conference call is scheduled today February 25th at 3:00 PM (Paris time) — 2:00 PM (London time) — 8:00 AM (US CT) — 9:00 AM (US ET).
To take part in the English language conference, simply dial five to ten minutes prior to the scheduled start time.

• US Toll-Free	1 877 485 3104
• International call-in	1 201 689 8579
• Replay	1 877 660 6853 & 1 201 612 7415 — ACCT#356 — ID#365959
You will be connected to the conference: “CGGVeritas Q4 & Full Year 2010 results”.

•	Copies of the presentation are posted on the Company website and can be downloaded.

•	The conference call will be broadcast live on the CGGVeritas website www.cggveritas.com and a replay will be available for two weeks thereafter.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

February 25th, 2011	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary